March 20, 2020

Michael W. Metcalf
Chief Financial Officer
Powell Industries, Inc.
8550 Mosley Road
Houston, Texas 77075-1180

       Re: Powell Industries, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed December 5, 2019
           File No. 001-12488

Dear Mr. Metcalf:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing